Ecopetrol S.A. announces measures to address current market conditions

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) ("Ecopetrol" or the "Company") informs that in an extraordinary session held on March 16, its Board of Directors adopted a set of actions to address the challenging market conditions, which have resulted, among other matters,  in a 40% decline in the Brent crude price as compared to the end of 2019, due to external shocks such as the strong escalation in the supply of oil and the spread of COVID-19.

These measures are part of an intervention plan that aims for the Company to adapt timely and orderly to changing market conditions.

The first stage of this plan includes the following actions:

1.     Effective immediately, a COP$2 trillion cutback in costs and expenses in order to strengthen the Company’s competitiveness, including austerity measures, prioritization of operational and administrative activities, and control over operational expenses, such as travel restrictions, sponsorships and involvement in events, among others.

2.     Implementation of new commercial strategies to maximize the value of the crudes and products sold by the Ecopetrol Group.

3.     A US$ 1.2 billion decrease in the 2020 investment plan so that the new range of the investment plan is now US$ 3.3 - 4.3 billion. The measures adopted aim to intervene investment opportunities on early stages, seeking to preserve production and cash flow, and maintaining the integrity and reliability of investments, as well as  social investment commitments already made.

4.     Regarding the Earnings Distribution Proposal reported to the market on March 2, 2020 the Board of Directors proposed a new payment scheme consisting of: a first payment of 100% of the dividend to minority shareholders and 14% of the dividend to the majority shareholder, to be made on April 23, 2020, and the payment of the remaining 86% of the dividend to the majority shareholder to be disbursed during the second half of 2020.

The production target for 2020 remains unchanged, between 745 - 760 mboed.

As of December 31, 2019, Ecopetrol's Gross Debt/EBITDA ratio was 1.2 times, providing the Company with flexibility to access the debt markets if needed. Futhermore, Ecopetrol currently has available committed credit facilities for US$ 665 million with international banks and terms for an additional committed facility have been agreed, for COP$ 990 billion with local banks, which is currently pending authorization from the Ministry of Finance and Public Credit. Along with the intervention measures announced today, the availability of these resources will allow Ecopetrol to continue mitigating risks associated with crude oil prices volatility and minimize risks related to liquidity stress.

The Company will continue to monitor market developments to determine the need to launch subsequent stages of the intervention plan, seeking to optimize the balance between decisive responses under current market conditions, and preserving the Company's long-term value. These measures are aligned with Ecopetrol's commitment to operational excellence, the safety and care of its workers, the protection of the environment, shared growth with communities and the generation of value for its shareholders.

                                               Bogotá, March 17, 2020

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Juan Pablo Crane de Narváez

Head of Capital Markets

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Jorge Mauricio Tellez

Media Relations (Colombia)

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co